June 7, 2018

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
288	January 27, 2017	485APOS	0001193125-17-022053
289	March 29, 2017	485BXT	0001193125-17-101723
290	April 27, 2017	485BXT	0001193125-17-143224
291	May 25, 2017	485BXT	0001193125-17-183883
293	June 7, 2017	485BXT	0001193125-17-196856
294	July 6, 2017	485BXT	0001193125-17-222782
296	August 3, 2017	485BXT	0001193125-17-247091
299	August 31, 2017	485BXT	0001193125-17-274078
300	September 28, 2017	485BXT	0001193125-17-297604
302	October 26, 2017	485BXT	0001193125-17-321279
305	November 22, 2017	485BXT	0001193125-17-350128
306	December 21, 2017	485BXT	0001193125-17-376122
308	January 18, 2018	485BXT	0001193125-18-013509
310	February 15, 2018	485BXT	0001193125-18-047218
312	March 15, 2018	485BXT	0001193125-18-084010
313	April 12, 2018	485BXT	0001193125-18-115611
315	May 10, 2018	485BXT	0001193125-18-158988

Anu Dubey June 7, 2018 Page 2

The Amendments relate to Class T shares of PIMCO All Asset All Authority Fund, PIMCO Low Duration Income Fund, PIMCO Foreign Bond Fund (U.S. Dollar-Hedged), PIMCO Foreign Bond Fund (Unhedged), PIMCO RAE Fundamental PLUS Fund, PIMCO Global Bond Fund (U.S. Dollar-Hedged), PIMCO GNMA Fund, PIMCO High Yield Fund, PIMCO All Asset Fund, PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged), PIMCO Investment Grade Corporate Bond Fund, PIMCO Long-Term U.S. Government Fund, PIMCO Low Duration Fund, PIMCO Municipal Bond Fund, PIMCO California Intermediate Municipal Bond Fund, PIMCO New York Municipal Bond Fund, PIMCO Real Return Fund, PIMCO RealEstateRealReturn Strategy Fund, PIMCO Short Duration Municipal Income Fund, PIMCO Short-Term Fund, PIMCO StocksPLUS® Fund, PIMCO StocksPLUS® Absolute Return Fund, PIMCO StocksPLUS® Short Fund, PIMCO Total Return Fund, PIMCO CommodityRealReturn Strategy Fund®, PIMCO Mortgage-Backed Securities Fund, PIMCO Emerging Markets Currency Fund, PIMCO Diversified Income Fund, PIMCO Emerging Markets Bond Fund, PIMCO StocksPLUS® Small Fund, PIMCO High Yield Municipal Bond Fund, PIMCO California Short Duration Municipal Income Fund, PIMCO StocksPLUS® International Fund (Unhedged), PIMCO Emerging Local Bond Fund, PIMCO Income Fund, PIMCO RAE Fundamental Advantage PLUS Fund, PIMCO Global Advantage® Strategy Bond Fund, PIMCO Unconstrained Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Government Money Market Fund, PIMCO Unconstrained Tax Managed Bond Fund, PIMCO CommoditiesPLUS® Strategy Fund, PIMCO High Yield Spectrum Fund, PIMCO Senior Floating Rate Fund, PIMCO Total Return Fund IV, PIMCO Credit Absolute Return Fund, PIMCO California Municipal Bond Fund, PIMCO National Intermediate Municipal Bond Fund, PIMCO Short Asset Investment Fund, PIMCO Mortgage Opportunities Fund, PIMCO TRENDS Managed Futures Strategy Fund, PIMCO RAE Low Volatility PLUS Fund, and PIMCO Preferred and Capital Securities Fund, each a series of the Registrant (collectively, the “Withdrawn Class T Shares”).

No securities were sold in connection with the Amendments, and the Registrant has determined not to proceed with the offering of the Withdrawn Class T Shares at this time.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact the Registrant’s outside counsel, Adam Teufel of Dechert LLP, at (202) 261-3464. Thank you.

Sincerely,

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Assistant Secretary, PIMCO Funds

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